Exhibit (e)(3)

Oracle Corporation	500 Oracle Parkway Redwood Shores California 94065	Phone +1.650.506.7000 oracle.com

CONFIDENTIAL

June 6, 2014

MICROS Systems, Inc.

7031 Columbia Gateway Drive

Columbia, Maryland 21046-2289

Attn: Peter A. Altabef

President and Chief Executive Officer

Dear Peter:

In connection with the mutual consideration by Oracle Corporation (“Oracle”) and MICROS Systems, Inc. (the “Company” and, together with Oracle, the “Parties”) of a possible transaction between them (the “Proposed Transaction”), the Company intends to facilitate and Oracle intends to conduct a due diligence investigation of the Company’s business. In order to induce each other to enter into negotiations regarding the Proposed Transaction (and in recognition of the time and effort that each of the Parties may invest and the expenses that they may incur in pursuing these negotiations and investigations of the Company’s business), each of the Company and Oracle, intending to be legally bound, agrees as set forth below in this letter (this “Transaction Letter”):

1. Due Diligence and Definitive Documentation. In addition to negotiating and agreeing on terms with respect to the Proposed Transaction, it will be subject to Oracle’s completion of its due diligence investigation and the execution of definitive agreements, including customary support agreements from each of the directors and executive officers of the Company in respect of all of his or her shares of capital stock of the Company including, as applicable, any shares of capital stock owned jointly with a spouse (collectively, the “Definitive Agreements”), the initial drafts of which will be prepared by counsel for Oracle, setting forth the terms and conditions of the Proposed Transaction.

2. Access and Cooperation. The Company will provide Oracle and Oracle’s representatives with reasonable access to the Company and its officers, employees, counsel, auditors, books and records and properties and with the opportunity to perform a reasonable investigation of the Company’s business, financial condition and results of operations solely for purposes of evaluating the Proposed Transaction. Oracle will require that the Company provide access to certain information requested by Oracle by means of an electronic data room. In addition, Oracle considers the Company’s intellectual property to be a critical component of the Proposed Transaction. As such, Oracle will also conduct a thorough review of the Company’s product code and other intellectual property for legal and compliance purposes including, without limitation, a scan of source code, an examination of inbound third party licenses, an evaluation of contracts involving custom or bespoke development, and a review of all invention assignment agreements with current and former employees, consultants and contractors, in each case, subject to such documentation as is reasonably available and accessible. The Parties shall cooperate and use their reasonable efforts to enter into the Definitive Agreements prior to the Termination Date (as defined below).

3. Compensation Matters. The Company will not issue stock options, restricted stock units or performance stock units, in each case except in accordance with its normal practices. The Company will not be limited in increasing executive salaries effective July 1, 2014, consistent with its normal executive salary practices.

4. Public Disclosure; Confidentiality. Without the prior written consent of the other party, neither Oracle nor the Company will publicly disclose (or permit the disclosure by such party’s Representatives (as defined below)) of (a) the existence or terms of this Transaction Letter, (b) the existence of any discussions or negotiations between the Company and Oracle, or (c) the existence or terms of any proposal regarding a Proposed Transaction, except that such prior written consent shall not be required if such disclosure is necessary in order to comply with applicable law, regulation or stock exchange requirements (and then only after prior notice to and consultation with the other party). The terms of the Confidential Disclosure Agreement (the “CDA”) dated as of April 12, 2014, between the Company and Oracle will continue to apply to all information referred to therein and all information included in this Transaction Letter.

5. Rule 10b-5 Limitations. Each Party acknowledges to the other that it is aware (and, if applicable, that its Representatives who are apprised of this matter have been advised) that the United States securities laws prohibit any person who has material non-public information about a company from purchasing or selling securities of such company, or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities.

6. Exclusivity. Contemporaneously with the execution hereof, the Company will, and will cause its officers, directors, employees, affiliates, agents and representatives (collectively, “Representatives”) to, suspend and not pursue or engage in further substantive discussions or negotiations with a third party relating to a Third Party Acquisition (as defined below). Between the date of acceptance of this Transaction Letter by the Company and the Termination Date (as defined below), the Company will not, and will not permit its Representatives to, directly or indirectly, (i) solicit, initiate, encourage, conduct or engage in any discussions or negotiations, or enter into any agreement or understanding with any other person or entity regarding a Third Party Acquisition or (ii) disclose any nonpublic information relating to the Company, or afford access to the properties, books or records of the Company, to any other person or entity with respect to a Third Party Acquisition. If the Company becomes aware of any (x) inquiry, request, proposal or offer by another person or entity with respect to any Third Party Acquisition after the date of this letter or (y) breach of the obligations set forth in this paragraph 6, the Company shall promptly, and in any event within 24 hours, notify Oracle of any such inquiry, request, breach, proposal or offer, and thereafter keep Oracle informed of the status of any such inquiry, request, breach, proposal or offer. Notwithstanding anything to the contrary herein, Company has no obligation to disclose the identity of any entity (or any potentially identifying information with respect to such entity) which advances an inquiry with respect to a Third. Party Acquisition. Between the date of acceptance of this Transaction Letter by the Company and the Termination Date, the Company shall not release any third party from, or waive any provision of, any confidentiality or standstill agreement to which the Company is a party for purposes of permitting such third party to make a proposal or offer with respect to a Third Party Acquisition. For purposes of this Transaction Letter, “Third Party Acquisition” means any offer or proposal, by or on behalf, of any person other than Oracle for a transaction in any form, including any share or asset sale or purchase, tender or exchange offer, or merger, consolidation, reorganization, spin-off or liquidation, that would result in the ownership by such person or its shareholders, directly or indirectly, of 15% or more of the consolidated assets or voting securities of the Company or of any of its subsidiaries whose assets, in the aggregate, constitute 15% or more of the consolidated assets of the Company.

7. Termination. This Transaction Letter shall expire (such date of expiration, the “Termination Date”) at 5:00 p.m., Pacific Daylight Time, on June 30, 2014 or such later date as agreed in writing by the Parties; provided, however, that the obligations under paragraph 4 shall continue in accordance with the term of the CDA, the obligations under paragraph 8 shall continue for the period specified in such paragraph, and paragraphs 9, 10, 11 and 12 shall continue indefinitely. From the date of acceptance of this Transaction Letter by the Company through the Termination Date, the Company shall not acquire, or enter into any binding agreement or understanding with respect to the acquisition of any business, whether by purchase of stock or assets, or by merger, consolidation or otherwise, without Oracle’s prior written consent.

8. Non-Solicitation. Oracle agrees that until the date that is one year after the date of acceptance of this Transaction Letter by the Company, neither Oracle nor any of its Representatives will, directly or indirectly, solicit, induce, recruit, encourage or hire (or attempt to do any of the foregoing) for employment any individual listed on Exhibit A hereto; provided, that, for purposes of this paragraph 9, any newspaper or other general advertisements for employment not targeted specifically such persons shall not be deemed to be a solicitation.

9. Fees, Costs and Expenses. Each party hereto shall bear its respective costs and expenses related to the Proposed Transaction, including, without limitation, the fees and expenses of its respective counsel, accountants and financial advisors. Each party acknowledges that entering into discussions regarding the Proposed Transaction will require the investment of time and resources by both parties, including the engagement of outside advisors or the incurring of other added expense. Accordingly, each party agrees that it will bear its own expenses and the expenses of its Representatives and will not seek any recourse against the other party for any expenses, fees or other losses if the Proposed Transaction does not occur; provided, however, each party shall be entitled to seek any and all remedies available against the other including any expenses, fees or other losses if such other party breaches its obligations under paragraphs 4, 6 or 8.

10. Governing Law. This Transaction Letter and the matters set forth herein will be governed by and construed in accordance with the laws of Delaware without regard to the conflict of law rules thereof. Each of the parties hereto hereby submits to the exclusive jurisdiction of any federal court located in the State of Delaware or any Delaware state court (and of the appropriate appellate courts therefrom), and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of venue of any such proceedings in such a court and any claim that any such proceedings brought in such a court have been brought in an inconvenient forum.

11. Counterparts. This Transaction Letter may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Transaction Letter shall become effective when each party hereto shall have received a counterpart hereof signed by the other party. Until and unless each party hereto has received a counterpart hereof signed by the other party, this Transaction Letter shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

12. Effect. If the foregoing accurately summarizes our understanding with respect to the Proposed Transaction, please date and execute the duplicate original of this Transaction Letter that is enclosed and return the same to the undersigned not later than 5:00 p.m., Pacific Daylight Time, on June 7, 2014. This Transaction Letter sets forth the parties’ intentions with respect to a Proposed Transaction, but, except for paragraphs 3 through 12, which shall be binding obligations, shall not give rise to any binding obligations. No such obligations (except for paragraphs 3 through 12, which shall immediately be binding upon your acceptance of this Transaction Letter) shall arise unless and until the Definitive Agreements have been executed and delivered by the parties hereto.

Very truly yours,

ORACLE CORPORATION

By:	/s/ Douglas Kehring
Name: Douglas Kehring
Title: Authorized Signatory

Accepted: June 6, 2014

MICROS SYSTEMS, INC.

By:	/s/ Thomas L. Patz
Name: Thomas L. Patz
Title: Executive Vice President, Strategic Initiatives, General Counsel

Exhibit A

Peter Altabef

Cynthia Russo

Thomas Patz

Peter Rogers

Jay Upchurch

Russ Butler

Carlos Echalar

Bernard Jammet

Kaweh Niroomand

Gabriel Pestalardo

Nirmal Singh

Manfred Kaiser